C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2005 APR 12 A 8:17

05007248

SUPPL

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Ref : EC/FL/GS/CPP/062/05

BY AIRMAIL

24th March, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

4/19

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 24th March, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Proposed Capital Reorganisation and Proposed Issue of Subscription Shares with Warrants of the Company
Date : March 23, 2005
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard, Thursday, March 24, 2005

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

DELAY IN DESPATCH OF CIRCULAR

(1) PROPOSED CAPITAL REORGANISATION, (2) CONNECTED TRANSACTION AND SPECIAL MANDATE: PROPOSED ISSUE OF THE SUBSCRIPTION SHARES (WITH WARRANTS) OF C.P. POKPHAND CO. LTD., (3) APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER, (4) AMENDMENTS TO THE BYE-LAWS AND (5) GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Reference is made to the announcement of the Company dated 2nd March, 2005.

The Company has applied for the consent of the Executive to the delay in despatch of the Circular to Shareholders from 23rd March, 2005 to 31st March, 2005. An application has also been made to the Stock Exchange for a waiver from strict compliance with Rule 14A.49 of the Listing Rules to the effect that the despatch of the Circular will be postponed to a date falling on or before 31st March, 2005. The Circular is expected to be despatched on or before 31st March, 2005.

Reference is made to the announcement of the Company dated 2nd March, 2005 (the "Announcement"). Unless the context requires otherwise, terms used herein shall have the same meanings as defined in the Announcement.

As additional time is required to finalise the letter from the independent financial adviser to the Independent Board Committee and the Independent Shareholders and the property valuation reports which are required to be included in the circular (the "Circular") of the Company in relation to, among other matters, the Subscription and the Whitewash Waiver, the Company has applied for the consent of the Executive to the delay in despatch of the Circular to the Shareholders from 23rd March, 2005 to 31st March, 2005. An application has also been made to the Stock Exchange for a waiver from strict compliance with Rule 14A.49 of the Listing Rules to the effect that the despatch of the Circular will be postponed to a date falling on or before 31st March, 2005.

Unless further extension is granted by the Executive and the Stock Exchange, the Company expects to despatch the Circular on or before 31st March, 2005. The Company will make an announcement at or around the despatch of the Circular.

As at the date of this announcement, the directors comprise nine executive directors, namely Mr. Jaran Chiaravanont, Mr Montri Jiaravanont, Mr Dhanin Chearavanont, Mr Sumet Jiaravanon, Mr Prasert Poongkumarn, Mr Min Tieanworn, Mr Thirayut Phitya-Isarakul, Mr Thanakorn Seriburi and Mr Veeravat Kanchanadul, and two independent non-executive directors, namely Mr Budiman Elkana and Mr Cheung Koon Yuet, Peter.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 23rd March, 2005

The Directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : EC/FL/GS/CPP/070/05

BY AIRMAIL

29th March, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 29th March, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement – Notice of Special General Meeting regarding Proposed Capital Reorganisation and Proposed Issue of Subscription Shares with Warrants of the Company
   Date : March 29, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Press Announcement – Notice of Special General Meeting regarding Continuing Connected Transactions
   Date : March 29, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on 21st April, 2005 at 9:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions of which the resolution numbered (1) will be proposed as a special resolution and the resolutions numbered (2) to (5) will be proposed as ordinary resolutions:

SPECIAL RESOLUTION

(1) "THAT:-

(A) with effect from 9:30 a.m. (Hong Kong time) on the Business Day (as defined below) following the day on which this resolution is duly passed (the "Effective Date") and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the shares of US$0.01 each in the capital of the Company to be issued upon the Capital Reorganisation (as defined below) becoming unconditional and effective:

(a) the paid-up capital and nominal value of each of the issued shares of US$0.05 each ("Share") be reduced from US$0.05 to US$0.01 by cancelling paid-up capital to the extent of US$0.04 on each issued Share so that each issued Share in the capital of the Company shall be treated as one fully paid-up share of US$0.01 each in the capital of the Company (the "Capital Reduction");

(b) subject to and forthwith upon the Capital Reduction taking effect, the credit arising from the Capital Reduction be applied to the contributed surplus account of the Company, where it may be utilised in accordance with the Bye-laws of the Company and all applicable laws, including to eliminate the accumulated losses of the Company;

any party acting in concert with it pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Code on Takeovers and Mergers of Hong Kong from an obligation to make a general offer for all the shares and outstanding share options not already owned by them as a result of the subscription of 731,250,000 shares of the Company pursuant to the Subscription Agreement (as defined in the resolution set out as resolution numbered (2) in the notice convening this meeting) be and is hereby approved."

(4) "THAT, subject to the Capital Reorganisation (as defined in the resolution set out as resolution numbered (1) in the notice convening this meeting) becoming effective:

(a) the general mandate granted to the directors of the Company (the "Directors") to exercise the powers of the Company to allot, issue and otherwise deal with the shares in the capital of the Company as approved by the shareholders of the Company at the annual general meeting held on 18th June, 2004, to the extent not already exercised, be and is hereby revoked (without prejudice to any valid exercise of such general mandate prior to the passing of this resolution);

(b) subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(c) the approval in paragraph (b) of this resolution shall authorise the Directors during the Relevant Period (as defined below) to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period (as defined below);

(5) "THAT, subject to the Capital Reorganisation (as defined in the resolution set out as resolution numbered (1) in the notice convening this meeting) becoming effective:

(a) the general mandate granted to the directors of the Company (the "Directors") to exercise the powers of the Company to purchase shares in the capital of the Company as approved by the shareholders of the Company at the annual general meeting held on 18th June, 2004 to the extent not already exercised, be and is hereby revoked (without prejudice to any valid exercise of such general mandate prior to the passing of this resolution);

(b) subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(c) the aggregate nominal amount of the shares in the capital of the Company which the Company is authorised to purchase pursuant to the approval in paragraph (b) of this resolution shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue immediately following the Capital Reorganisation (as defined in the resolution set out as resolution numbered (1) in the notice convening this meeting) becoming effective, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this ordinary resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(c) subject to and forthwith upon the Capital Reduction becoming effective, all the authorised but unissued Shares be cancelled and forthwith upon such cancellation, the authorised share capital of the Company be immediately increased to its original level of US$150,000,000 by the creation of the requisite number of shares of US$0.01 each in the capital of the Company (the foregoing, including the Capital Reduction, collectively the "Capital Reorganisation");

(d) the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they shall, in their absolute discretion, deem appropriate to effect and implement any of the foregoing; and

(e) for the purpose of this resolution, "Business Day" means a day (other than a Saturday) on which banks in Hong Kong are generally open for business; and

(B) the existing Bye-law 3(A) of the Bye-laws of the Company be deleted in its entirety and the existing Bye-laws 3(B) and 3(C) be renumbered as Bye-laws 3(A) and 3(B) respectively."

ORDINARY RESOLUTIONS

(2) "**THAT**, conditional upon the resolution set out as resolution numbered (1) in the notice convening this meeting being passed:

(a) the subscription agreement (the "Subscription Agreement") entered into between the Company and Worth Access Trading Limited ("Worth Access") dated 2nd March, 2005 in relation to the subscription by Worth Access of 731,250,000 new shares (each a "Subscription Share") of US$0.01 each (each a "Share") in the capital of the Company with warrants (the "Warrants") entitling the holder(s) of the Warrants to subscribe for up to 577,940,000 Shares (the "Warrant Exercise Shares"), a copy of which has been produced to this meeting and marked "A" and initialled by the chairman of this meeting for the purpose of identification, and the transactions contemplated thereby, be and are hereby approved, confirmed and ratified;

(b) the allotment and issue of the Subscription Shares and the Warrants to Worth Access pursuant to the terms of the Subscription Agreement and the related transactions contemplated thereby be and are hereby approved; and

(c) any one or more directors of the Company be and are hereby authorised to allot and issue the Subscription Shares, the Warrants and (if applicable) the Warrant Exercise Shares in accordance with the terms of the Subscription Agreement and to do all such acts and things as they consider necessary or expedient for the purpose of giving effect to the Subscription Agreement and completing the transactions contemplated thereby."

(3) "**THAT** conditional upon the resolutions set out as resolutions numbered (1) and (2) in the notice convening this meeting being passed, the waiver granted or to be granted by the Executive Director of the Corporate Finance Division of the Securities and Futures Commission to Worth Access Trading Limited and

(d) the aggregate nominal amount of the shares in the capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (b) of this resolution otherwise than pursuant to (i) a rights issue (as defined below); or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, or (iii) the exercise of rights of conversion or subscription under the terms of any securities which are convertible into shares of the Company or the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to persons selected by the Directors, including directors and/or employees of the Company and/or any of its subsidiaries, of shares or rights to acquire shares of the Company, shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company in issue immediately following the Capital Reorganisation (as defined in the resolution set out as resolution numbered (1) in the notice convening this meeting) becoming effective and (bb) if the Directors are so authorised by a separate resolution of the shareholders of the Company to purchase issued shares in the capital of the Company, the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue immediately following the Capital Reorganisation (as so defined) becoming effective and the said approval shall be limited accordingly; and

(e) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Company's Bye-laws to be held; and

(iii) the revocation or variation of the approval given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"rights issue" means an offer of share in the capital of the Company open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognized regulatory body or any stock exchange, in any territory outside Hong Kong)."

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Company's Bye-laws to be held; and

(iii) the revocation or variation of the approval given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

By order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 29th March, 2005

Notes:–

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing Bye-law 59 of the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 21st April, 2005 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions of the Company:–

ORDINARY RESOLUTIONS

1. "THAT:

(a) the agreement (the "Ningbo Oil Edible Oil Supply (1) Agreement") dated 15th February, 2005 entered into between 寧波正大糧油實業有限公司 (Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.) ("Ningbo Oil") and 西安易初蓮花連鎖超市有限公司 (Xian Lotus Supermarket Chain Store Co., Ltd.) ("Xian Lotus"), a copy of which is tabled at the meeting and marked "A" and initialed by the chairman of the meeting for identification purpose, in relation to the supply of edible oil by Ningbo Oil to Xian Lotus on an ongoing basis and the terms of and the transactions contemplated under the Ningbo Oil Edible Oil Supply (1) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Ningbo Oil Edible Oil Supply (1) Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$8,000,000, HK$8,800,000 and HK$9,680,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Ningbo Oil Edible Oil Supply (1) Agreement."

4. "THAT:

(a) the agreement (the "Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement") dated 15th February, 2005 entered into between 青島正大有限公司 (Qingdao Chia Tai Company Limited) ("Qingdao Chia Tai") and 鄭州易初蓮花連鎖超市有限公司 (Zhengzhou Lotus Supermarket Chain Store Co., Ltd.) ("Zhengzhou Lotus"), a copy of which is tabled at the meeting and marked "D" and initialed by the chairman of the meeting for identification purpose, in relation to the supply of chicken and processed meat by Qingdao Chia Tai to Zhengzhou Lotus on an ongoing basis and the terms of and the transactions contemplated under the Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$3,000,000, HK$3,300,000 and HK$3,630,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement."

5. "THAT:

(a) the agreement (the "Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement") dated 15th February, 2005 entered into between 青島正大有限公司 (Qingdao Chia Tai Company Limited) ("Qingdao Chia Tai") and 濟南易初蓮花連鎖超市有限公司(Jinan Lotus Supermarket Chain Store Co., Ltd.) ("Jinan Lotus"), a copy of which is tabled at the meeting and marked "E" and initialed by the chairman of the meeting for identification purpose, in relation to the supply of chicken and processed meat by Qingdao Chia Tai to Jinan Lotus on an ongoing basis and the terms of and the transactions contemplated under the Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

市有限公司 (Tianjin Lotus Supermarket Chain Store Co., Ltd.) ("Tianjin Lotus"), a copy of which is tabled at the meeting and marked "G" and initialed by the chairman of the meeting for identification purpose, in relation to the supply of duck and processed meat by Xianghe Chia Tai to Tianjin Lotus on an ongoing basis and the terms of and the transactions contemplated under the Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$3,000,000, HK$3,300,000 and HK$3,630,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement."

8. "THAT:

(a) the agreement (the "Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement") dated 15th February, 2005 entered into between 陝西正大有限公司 (Shaanxi Chia Tai Company Limited) ("Shaanxi Chia Tai") and 西安易初蓮花連鎖超市有限公司 (Xian Lotus Supermarket Chain Store Co., Ltd.) ("Xian Lotus"), a copy of which is tabled at the meeting and marked "H" and initialed by the chairman of the meeting for identification purpose, in relation to the supply of eggs, chicken and processed meat by Shaanxi Chia Tai to Xian Lotus on an ongoing basis and the terms of and the transactions contemplated under the Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement for each of the three years ending 31st December 2005, 2006 and 2007 being HK$4,000,000, HK$4,400,000 and HK$4,840,000 be and are hereby approved; and

2. "THAT:

(a) the agreement (the "Ningbo Oil Edible Oil Supply (2) Agreement") dated 15th February, 2005 entered into between 寧波正大糧油實業有限公司 (Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.) ("Ningbo Oil") and 鄭州易初蓮花連鎖超市有限公司 (Zhengzhou Lotus Supermarket Chain Store Co., Ltd.) ("Zhengzhou Lotus"), a copy of which is tabled at the meeting and marked "B" and initialed by the chairman of the meeting for identification purpose, in relation to the supply of edible oil by Ningbo Oil to Zhengzhou Lotus on an ongoing basis and the terms of and the transactions contemplated under the Ningbo Oil Edible Oil Supply (2) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Ningbo Oil Edible Oil Supply (2) Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$8,000,000, HK$8,800,000 and HK$9,680,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Ningbo Oil Edible Oil Supply (2) Agreement."

3. "THAT:

(a) the agreement (the "Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement") dated 15th February, 2005 entered into between 青島正大有限公司 (Qingdao Chia Tai Company Limited) ("Qingdao Chia Tai") and 泰安易初蓮花連鎖超市有限公司 (Taian Lotus Supermarket Chain Store Co., Ltd.) ("Taian Lotus"), a copy of which is tabled at the meeting and marked "C" and initialed by the chairman of the meeting for identification purpose, in relation to the supply of chicken and processed meat by Qingdao Chia Tai to Taian Lotus on an ongoing basis and the terms of and the transactions contemplated under the Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$8,000,000, HK$8,800,000 and HK$9,680,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement."

(b) the proposed caps in relation to the transactions under the Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$3,000,000, HK$3,300,000 and HK$3,630,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement."

6. "THAT:

(a) the agreement (the "Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement") dated 15th February, 2005 entered into between 香河正大有限公司 (Xianghe Chia Tai Co., Ltd.) ("Xianghe Chia Tai") and 北京易初蓮花連鎖超市有限公司 (Beijing Lotus Supermarket Chain Store Co., Ltd.) ("Beijing Lotus"), a copy of which is tabled at the meeting and marked "F" and initialed by the chairman of the meeting for identification purpose, in relation to the supply of duck and processed meat by Xianghe Chia Tai to Beijing Lotus on an ongoing basis and the terms of and the transactions contemplated under the Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$6,000,000, HK$6,600,000 and HK$7,260,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement."

7. "THAT:

(a) the agreement (the "Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement") dated 15th February, 2005 entered into between 香河正大有限公司 (Xianghe Chia Tai Co., Ltd.) ("Xianghe Chia Tai") and 天津易初蓮花連鎖超

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement."

9. "THAT:

(a) the agreement (the "Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement") dated 15th February, 2005 entered into between 陝西正大有限公司 (Shaanxi Chia Tai Company Limited) ("Shaanxi Chia Tai") and 鄭州易初蓮花連鎖超市有限公司 (Zhengzhou Lotus Supermarket Chain Store Co., Ltd.) ("Zhengzhou Lotus"), a copy of which is tabled at the meeting and marked "I" and initialed by the chairman of the meeting for identification purpose, in relation to the supply of eggs, chicken and processed meat by Shaanxi Chia Tai to Zhengzhou Lotus on an ongoing basis and the terms of and the transactions contemplated under the Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$4,000,000, HK$4,400,000 and HK$4,840,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement."

10. "THAT:

(a) the agreement (the "Shanghai Lotus Edible Oil Purchase Agreement") dated 15th February, 2005 entered into between 寧波正大糧油實業有限公司 (Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.) ("Ningbo Chia Tai") and 上海易初蓮花連鎖超市有限公司(Shanghai Lotus Supermarket Chain Store Co., Ltd.) ("Shanghai Lotus"), a copy of which is tabled at the meeting and marked "J" and initialed by the chairman of the meeting for identification purpose, in relation to the

purchase of edible oil by Shanghai Lotus from Ningbo Oil on an ongoing basis and the terms of and the transactions contemplated under the Shanghai Lotus Edible Oil Purchase Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Shanghai Lotus Edible Oil Purchase Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$180,000,000, HK$198,000,000 and HK$217,800,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Shanghai Lotus Edible Oil Purchase Agreement."

11. "THAT:

(a) the agreement (the "Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement") dated 15th February, 2005 entered into between 青島正大有限公司 (Qingdao Chia Tai Company Limited) ("Qingdao Chia Tai") and 上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.) ("Shanghai Lotus"), a copy of which is tabled at the meeting and marked "K" and initialed by the chairman of the meeting for identification purpose, in relation to the purchase of chicken and processed meat by Shanghai Lotus from Qingdao Chia Tai on an ongoing basis and the terms of and the transactions contemplated under the Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$140,000,000, HK$154,000,000 and HK$169,400,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement."

12. "THAT:

(a) the agreement (the "Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement") dated 15th February, 2005 entered into between 正大食品企業(上海)有限公司 (Chia Tai Food Product (Shanghai) Co., Ltd.) ("Chia Tai Food") and 上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.) ("Shanghai Lotus"), a copy of which is tabled at the meeting and marked "L" and initialed by the chairman of the meeting for identification purpose, in relation to the purchase of chicken and processed meat by Shanghai Lotus from Chia Tai Food on an ongoing basis and the terms of and the transactions contemplated under the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$25,000,000, HK$27,500,000 and HK$30,250,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement."

13. "THAT:

(a) the agreement (the "Shanghai Lotus Duck and Processed Meat Purchase Agreement") dated 15th February, 2005 entered into between 香河正大有限公司 (Xianghe Chia Tai Co., Ltd.) ("Xianghe Chia Tai") and 上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.) ("Shanghai Lotus"), a copy of which is tabled at the meeting and marked "M" and initialed by the chairman of the meeting for identification purpose, in relation to the purchase of duck and processed meat by Shanghai Lotus from Xianghe Chia Tai on an ongoing basis and the terms of and the transactions contemplated under the Shanghai Lotus Duck and Processed Meat Purchase Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Shanghai Lotus Duck and Processed Meat Purchase Agreement for each of the three years ending 31st December, 2005, 2006 and 2007 being HK$2,000,000, HK$2,200,000 and HK$2,420,000 be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Shanghai Lotus Duck and Processed Meat Purchase Agreement."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 29th March, 2005

Notes:-

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.
2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.
3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.
4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.
6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.
7. Pursuant to the existing Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : EC/FL/GS/CPP/073/05

BY AIRMAIL

31st March, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 31st March, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement – Despatch of Circular
Date : ____March 29____, 2005
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Press Announcement – Announcement of Results for the year ended 31st December, 2004
Date : ____March 30____, 2005
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard, Wednesday, March 30, 2005

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

DESPATCH OF CIRCULAR

(1) PROPOSED CAPITAL REORGANISATION, (2) CONNECTED TRANSACTION AND SPECIAL MANDATE: PROPOSED ISSUE OF THE SUBSCRIPTION SHARES (WITH WARRANTS) OF C.P. POKPHAND CO. LTD., (3) APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER, (4) AMENDMENTS TO THE BYE-LAWS AND (5) GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

The Board announces that the Circular containing detailed information in relation to, among other things, the Capital Reorganisation, the Subscription Agreement, the Whitewash Waiver, together with the notice of the Special General Meeting to be held on 21st April, 2005 has been despatched to the Shareholders on 29th March, 2005.

The revised timetable for the Capital Reorganisation and details of the procedures for exchange of share certificates are summarised below.

DESPATCH OF CIRCULAR

Reference is made to the announcement of the Company dated 2nd March, 2005 (the "Announcement") in relation to, among other things, the Capital Reorganisation, the Subscription Agreement and the Whitewash Waiver. Capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement unless defined otherwise.

The Board announces that the circular (the "Circular") containing detailed information in relation to, among other things, the Capital Reorganisation, the Subscription Agreement, the Whitewash Waiver, together with the notice of the Special General Meeting to be held on 21st April, 2005 has been despatched to the Shareholders on 29th March, 2005.

CAPITAL REORGANISATION

Revised timetable

The revised timetable for the Capital Reorganisation is as follows:

	2005
Time and date of the Special General Meeting	9:30 a.m. on Thursday, 21st April
Publication of the results of the Special General Meeting	Friday, 22nd April
Effective date of the Capital Reorganisation	Friday, 22nd April
Dealings in the Adjusted Shares on the Stock Exchange commence	9:30 a.m. on Friday, 22nd April
Free exchange of certificates for existing Shares for certificates for Adjusted Shares commences	Friday, 22nd April
Free exchange of certificates for existing Shares for certificates for Adjusted Shares ends	Friday, 20th May

Free exchange of share certificates for Adjusted Shares

Upon the Capital Reorganisation becoming effective, the Shareholders may on or after the date on which it becomes effective, which is expected to be on or about 22nd April, 2005 for a period of four weeks (ending on or about 20th May, 2005) submit certificates for existing Shares to the Registrars for exchange, at the expense of the Company, for certificates for the corresponding number of Adjusted Shares. Thereafter, certificates for existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 for each new certificate issued for the corresponding number of Adjusted Shares. Nevertheless, certificates for existing Shares will continue to be good evidence of legal title and will continue to be valid for registration purposes.

In order to distinguish between the existing and new certificates, the certificates for the Adjusted Shares will be green in colour but in a different design from the existing certificates for the Shares which are blue and green in colour.

As at the date of this announcement, the directors comprise nine executive directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and two independent non-executive directors, namely Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 29th March, 2005

The Directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code : 43)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2004

RESULTS

	Notes	2004 US$'000	2003 US$'000
Turnover	(a)		
Continuing operations		1,713,036	1,447,654
Discontinued operation		–	209,692
		1,713,036	1,657,346
Cost of sales		(1,550,580)	(1,492,465)
Gross profit		162,456	164,881
Selling and distribution costs		(61,608)	(69,431)
General and administrative expenses		(99,754)	(100,142)
Other income, net	(b)	5,998	1,099
Loss on disposal of discontinued operation		–	(18,413)
Profit/(Loss) from operating activities	(c)	7,092	(22,006)
Finance costs		(29,252)	(32,071)
Share of profits and losses of jointly controlled entities		(24,987)	5,146
Share of profits and losses of associates		2,220	(1,446)
Loss before tax			
Continuing operations		(44,927)	(47,868)
Discontinued operation		–	(2,509)
		(44,927)	(50,377)
Tax	(d)		
Continuing operations		(9,441)	(3,737)
Discontinued operation		–	(4,173)
		(9,441)	(7,910)
Loss after tax		(54,368)	(58,287)
Minority interests		(8,018)	(4,471)
Net loss from ordinary activities attributable to shareholders		(62,386)	(62,758)
Accumulated losses at beginning of year			
As previously reported		(105,716)	(49,650)
– effect of adopting IFRS 3		8,884	–
As restated		(96,832)	(49,650)
Accumulated losses		(159,218)	(112,408)
Transfers from/(to) statutory reserves		(922)	6,692
Accumulated losses at end of year		(160,140)	(105,716)

(d) Tax:

	2004 US$'000	2003 US$'000
The Company and subsidiaries:		
Provision for profits tax in respect of the year:		
PRC:		
Hong Kong	–	–
Mainland	7,516	5,367
Overseas	–	5,092
Deferred tax	251	(3,441)
	7,767	7,018
Over provision in the prior year:		
PRC:		
Hong Kong	–	–
Mainland	(26)	(1,558)
Overseas	–	(1,218)
	(26)	(2,776)
Jointly controlled entities:		
PRC:		
Hong Kong	–	–
Mainland	1,053	3,668
	1,053	3,668
Associates:		
PRC:		
Hong Kong	–	–
Mainland	647	–
	647	–
Tax charge for the year	9,441	7,910

Hong Kong profits tax is calculated by applying the current tax rate of 17.5% (2003: 17.5%) to the estimated assessable profits which were earned in or derived from Hong Kong during the year.

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly controlled entities and associates are subject to income taxes at tax rates ranging from 10% to 33%.

(e) The basic loss per share is calculated based on the net loss attributable to shareholders of US$62,386,000 (2003: US$62,758,000) and 2,158,480,786 shares (2003: 2,158,480,786 shares) of the Company in issue during the year.

The diluted loss per share amounts for the years ended 31st December, 2004 and 2003 have not been disclosed as no diluting events existed during the two years.

Financial review
The breakdown of net loss attributable to shareholders by activity and geographical location are as follows:

The total consolidated loss attributable to shareholders of China Agro and China Investment during the year was US$65.7 million (2003: US$51.4 million).

During the year, the cost of raw materials such as corn and soybean was on a record high because of poor harvest and high import price. However, the increase could be partly compensated by raising the selling price of our products.

The Avian flu that prevailed in the first half of 2004 disadvantaged us from other business sectors and caused sluggish demand for our products. However, the Group has picked up the sales in the second half of the year with improved operating results.

Other than the feeds and poultry business, the Group also has the expertise on the swine business. As compared with the poultry sector, this line of business is relatively small but with high growth potential.

Industrial business
Net income attributable to the Group was US$22.2 million (2003: US$6.2 million), an increase of 258% over 2003. It was mainly attributable to the gain on disposal of the Group's entire 50% equity interest in Shanghai-Ek Chor General Machinery Co., Ltd. for a consideration of US$40.0 million.

Indonesia
The Group disposed all of its Indonesian investments for a total consideration of US$4.8 million during the year.

MANAGEMENT DISCUSSION AND ANALYSIS
LIQUIDITY AND FINANCIAL RESOURCES

As at 31st December, 2004, the Group had total assets of US$897.1 million, down 12.1% from US$1,020.8 million at the year end of 2003. Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total debt by the net asset value) were US$553.9 million and 539% respectively, as compared to US$623.0 million and 417% as at 31st December, 2003.

Most of the borrowings were in U.S. dollars and RMB, and the interest rates ranged from 1.3% to 7.1% per annum for 2004.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term loans, floating rate notes and from the disposal of certain assets. The Group had cash and cash equivalents of US$74.4 million as at 31st December, 2004 (2003: US$56.8 million), an increase of US$17.6 million.

CHARGES ON GROUP ASSETS

As at 31st December, 2004, out of the total borrowings of US$553.9 million (2003: US$623.0 million) obtained by the Group, only US$175.0 million (2003: US$192.7 million) were secured and accounted for 31.6% (2003: 30.9%) of the total. Certain of the Group's fixed assets located in the PRC with net book value of US$250.0 million (2003: US$242.2 million), have been pledged as security for various short and long term bank loans.

		2004 US cents	2003 US cents
Loss per share:			
Basic	(c)	(2.89)	(2.91)
Dividend per share:			
Interim: Nil (2003: Nil)		–	–
Final: Nil (2003: Nil)		–	–

Notes:

(a) **Segmental information**

Turnover represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after the elimination of intra-group transactions.

An analysis of turnover by principal activity and geographical location of operation is as follows:

Turnover:

	2004 US$'000	2003 US$'000
By principal activity:		
Feedmill and poultry operations	1,713,032	1,657,310
Property holding	4	36
	1,713,036	1,657,346
By geographical location of operation:		
People's Republic of China ("PRC"):		
Hong Kong	4	36
Mainland	1,713,032	1,447,618
	1,713,036	1,447,654
Turkey (discontinued operation)	–	209,692
	1,713,036	1,657,346

The above analysis does not include the turnover of the Group's jointly controlled entities and associates.

(b) **Other income, net:**

	2004 US$'000	2003 US$'000
Negative goodwill recognized as income	–	808
Gain on disposal of interests in subsidiaries, net	4,574	–
Gain on disposal of interests in a jointly controlled entity	20,381*	–
Gain/(Loss) on disposal of short term investments, net	(7,580)	3,754
Unrealised loss of short term investments	–	(227)
Unrealised gain on revaluation of livestock	–	1,057
Revaluation deficit on investment properties	*(613)*	*(8)*
Impairment loss in respect of fixed assets	(5,163)	(3,722)
Impairment loss in respect of goodwill	(7,004)	(1,830)
Interest income	1,167	1,065
Tax refund in respect of re-investment of distributed earnings from the PRC ventures	236	202
	5,998	1,099

* The gain relates to the disposal of the Group's entire 50% equity interest in Shanghai-Ek Chor General Machinery Co., Ltd. for a total consideration of US$40.0 million.

(c) The Group's profit/(loss) from operating activities was arrived at after charging a depreciation of US$54.2 million (2003: US$71.0 million) and amortisation of goodwill of US$Nil (2003: US$0.3 million).

	2004 US$'000	2003 US$'000
By activity:		
Feedmill and poultry operations	(65,747)	(41,544)
Industrial operations	22,249	6,224
Property holding	(803)	(902)
Investment holding*	(18,085)	(26,536)
	(62,386)	(62,758)
By geographical location:		
PRC:		
Hong Kong	(11,308)	(11,793)
Mainland	(43,498)	(45,223)
	(54,806)	(57,016)
Turkey	–	(8,509)
Indonesia	(7,580)	2,767
	(62,386)	(62,758)

* including Hong Kong headquarters' general expenses

DIVIDEND

The Directors do not recommend a final dividend for the year ended 31st December, 2004 (2003: Nil).

MODIFIED AUDITORS' OPINION

The Auditors' report on the Group's financial statements for the year ended 31st December, 2004 contains a modified Auditors' opinion.

The financial statements have been prepared on a going concern basis, the validity of which depends upon the Group's ability to generate sufficient cash inflows from its operating activities and the successful outcomes of the proposed capital reorganisation and the proposed issue of the subscription shares. The financial statements do not include any adjustments that would result from the failure of the Group either to generate sufficient cash inflows from its operating activities, or successfully achieve the proposed capital reorganisation and the proposed issue of the subscription shares as planned. The Auditors consider that appropriate disclosures and estimates have been made in the financial statements and their opinion is not qualified in this respect.

BUSINESS REVIEW

2004 was a challenging year for the Group. Consolidated turnover was US$1,713.0 million (2003: US$1,657.3 million). Consolidated operating profit was US$7.1 million (2003: consolidated operating loss of US$22.0 million). Loss after tax for the year was US$54.4 million (2003: US$58.3 million). Net loss attributable to shareholders was US$62.4 million (2003: US$62.8 million).

PRC

Agri-business

During the year under review, Chia Tai (China) Agro-Industrial Ltd. ("China Agro") and Chia Tai (China) Investment Ltd. ("China Investment"), our two wholly-owned subsidiaries which run our agri-business operations in the PRC, saw a 18.3% increase in turnover.

Turnover on a consolidated basis was US$1,713.0 million (2003: US$1,447.6 million). Together with turnover of the jointly controlled entities and associates, turnover under management was US$2,479.8 million (2003: US$2,132.9 million). Unit sales of our two main products, complete feed and day-old chicks, were 4.9 million tonnes (2003: 4.7 million tonnes) and 355.4 million units (2003: 345.0 million units), increases of 4.3% and 3.0% respectively.

CONTINGENT LIABILITIES

As at 31st December, 2004, the guarantees provided by the Group was US$14.4 million (2003: US$13.1 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2004, the Group employed around 51,000 staff (including 19,000 staff from the jointly controlled entities and associates) in the PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized training programme as well as share option scheme.

RESTRUCTURING

The Company has made a distribution of US$86.6 million during the year, amounting to an aggregate distribution of US$420.0 million. At the end of 2004, the creditors agreed to an extension of the restructuring period to 30th April, 2005.

OUTLOOK

As the PRC government places a special emphasis on the agricultural sector and tries to improve the well-being of the farmers, this provides our Group the opportunities to expand our array of products and services. The Group has also undertaken progressive initiatives to increase its product mix and further explore on the domestic market for value-added poultry meat processing products. The Board and the management will continue to strive for competitive advantages and develop the leading role in its business area.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year under review.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") during the year.

REVIEW OF ANNUAL RESULTS

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the audited financial statements for the year ended 31st December, 2004.

PUBLICATION OF FURTHER INFORMATION

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 30th March, 2005

As at the date of this announcement, the directors comprise nine executive directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and two independent non-executive directors, namely Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter.